FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of Februry 2012.

Total number of pages: 62

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED
DECEMBER 31, 2011 (Unaudited) (FROM APRIL 1, 2011 TO DECEMBER 31, 2011) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Februry 17, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED DECEMBER 31, 2011 (Unaudited)

(FROM APRIL 1, 2011 TO DECEMBER 31, 2011)

CONSOLIDATED

Released on February 17, 2012

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED DECEMBER 31, 2011 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the nine months ended December 31
	2010	2011	2011
Net sales	¥514,974	¥519,680	$6,684,847
Operating income	73,566	52,691	677,785
Income from continuing operations before income taxes	61,320	47,054	605,274
Income from continuing operations attributable to Nidec Corporation	40,845	31,654	407,178
Loss on discontinued operations attributable to Nidec Corporation	(372)	-	-
Net income attributable to Nidec Corporation	¥40,473	¥31,654	$407,178
Per share data
Earning per share – basic
Income from continuing operations attributable to Nidec Corporation	¥293.13	¥229.86	$2.96
Loss on discontinued operations attributable to Nidec Corporation	(2.67)	-	-
Net income attributable to Nidec Corporation	290.46	229.86	2.96
Earning per share – diluted
Income from continuing operations attributable to Nidec Corporation	285.86	¥214.87	$2.76
Loss on discontinued operations attributable to Nidec Corporation	(2.61)	-	-
Net income attributable to Nidec Corporation	¥283.25	¥214.87	$2.76

CONSOLIDATED BALANCE SHEETS

	Yen in millions		U.S. dollars in thousands
	2011
	March 31	December 31	December 31
Current assets	¥373,097	¥399,995	$5,145,292
Investments	15,926	13,545	174,234
Property, plant, equipment and others	359,182	336,099	4,323,373
Total assets	748,205	749,639	9,642,899

Current liabilities	206,835	223,101	2,869,835
Long-term liabilities	130,864	129,672	1,668,022
Total liabilities	337,699	352,773	4,537,857
Total Nidec Corporation shareholders’ equity	355,250	342,696	4,408,233
Noncontrolling interests	55,256	54,170	696,809
Total liabilities and equity	¥748,205	¥749,639	$9,642,899

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the nine months Ended December 31
	2010	2011	2011
Net cash provided by operating activities	¥56,126	¥42,149	$542,179
Net cash used in investing activities	(94,195)	(24,300)	(312,580)
Net cash provided by financing activities	14,350	13	167
Effect of exchange rate changes on cash and cash equivalents	(10,604)	(6,577)	(84,603)
Net (decrease) increase in cash and cash equivalents	(34,323)	11,285	145,163
Cash and cash equivalents at beginning of period	123,309	94,321	1,213,288
Cash and cash equivalents at end of period	¥88,986	¥105,606	$1,358,451

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) direct and indirect impact of the floods in Thailand, (ii) direct and indirect impact of the earthquake in northern Japan on March 11, 2011 and subsequent events and developments, including recovery of manufacturing levels and electricity supply shortages in Japan, (iii) the Nidec Group's ability to design, develop, mass produce and win acceptance of its products, (iv) general economic conditions in the computer, information technology, automobile and related product markets, particularly levels of consumer spending, (v) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (vi) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor Corporation and Nidec Seimitsu Corporation, (vii) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations, and (viii) the risks identified above.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “Japanese yen, ” “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Recent Developments

Large-scale flooding and disruptions in operations in Thailand

We were severely affected by the flooding in Thailand that occurred in October 2011. The flooding has disrupted customer supply chains for some of our main product lines, including small precision motors for hard disk drives, and electronic and optical components. The flooding also caused our manufacturing facilities in Thailand, which represent more than 60% of our production capacity with respect to small precision motors for hard disk drives, which is one of our key products, to temporarily suspend operations. We promptly launched our recovery efforts in Thailand while augmenting the production capacity of, and transferring a portion of the manufacturing operations in Thailand to, our manufacturing facilities in the Philippines and China based on a new risk diversification policy. As a result, the total number of units of small precision motors for hard disk drives manufactured in the three months ended December 31, 2011 was approximately 70% of that in the three months ended September 30, 2011, and the total number of units of such motors sold in the three months ended December 31, 2011 was approximately 80% of that in the three months ended September 30, 2011.

The flooding in Thailand caused water damage to buildings, machinery, and other property, plant and equipment as well as inventories at some of our subsidiaries. Our insurance policies cover the water damage to the fixed assets and inventories and, as a result, our losses recognized in connection with such water damage, including a loss of ¥14,034 million for property, plant and equipment and a loss of ¥3,701 million for inventory, for the nine months ended December 31, 2011, were not significant.

Our insurance policies, however, do not extend to lost sales or other costs, including those necessary to establish temporary production facilities or reestablish normal operations. For example, the disruptions to customer supply chains caused by the flooding in Thailand have had, and are expected to continue to have, a material adverse impact on our results of operations and financial condition.

All of our manufacturing facilities in Thailand, including those which temporarily suspended operations due to the flooding, have already resumed operations.

Appreciation of Japanese yen against U.S. dollar

The average exchange rate between the U.S. dollar and the Japanese yen for the nine months ended December 31, 2011 was ¥79.01 to the U.S. dollar, which represented an appreciation of the Japanese yen against the U.S. dollar of approximately ¥7.84, or 9%, compared to the nine months ended December 31, 2010. The strong Japanese yen particularly against the U.S. dollar has had, and is expected to continue to have, an adverse impact on our results of operations and financial condition, particularly net sales and shareholders’ equity, as we have a substantial amount of U.S. dollar-based sales of products and purchases of inventory and we have expanded, and continue to seek opportunities to expand, our overseas operations. As of February 10, 2012, the exchange rate was ¥77.68 to the U.S. dollar.

Results of Operations — Nine Months Ended December 31, 2011 Compared to Nine Months Ended December 31, 2010 (Unaudited)

As of March 31, 2011, we discontinued our specialty lens unit business which had been included within "electronic and optical components." All prior period specialty lens unit business amounts have been reclassified to discontinued operations pursuant to the FASB Accounting Standards Codification™ (ASC), 205-20 "Presentation of Financial Statements－Discontinued Operations" to enable comparisons between the relevant amounts for the nine months ended December 31, 2010 and 2011.

Net Sales

	(Yen in millions) For the nine months ended December 31
	2010	2011	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥153,213	¥131,434	¥(21,779)	(14.2)
Other small precision brushless DC motors	56,345	56,037	(308)	(0.5)
Brushless DC fans	26,033	23,494	(2,539)	(9.8)
Other small precision motors	14,022	20,558	6,536	46.6
Sub-total	249,613	231,523	(18,090)	(7.2)
General motors	91,168	134,103	42,935	47.1
Machinery	58,046	50,139	(7,907)	(13.6)
Electronic and optical components	90,098	75,548	(14,550)	(16.1)
Others	26,049	28,367	2,318	8.9
Consolidated total	¥514,974	¥519,680	¥4,706	0.9

Our net sales increased ¥4,706 million, or 0.9%, from ¥514,974 million for the nine months ended December 31, 2010 to ¥519,680 million for the nine months ended December 31, 2011. This increase was primarily due to the contributions of newly consolidated subsidiaries, mainly including Nidec Motor Corporation and its subsidiaries (“Nidec Motor”), the former Emerson Electric Co.'s motors and controls business, and Nidec Seimitsu Corporation and its subsidiaries (“Nidec Seimitsu”), a manufacturer of vibration motors for mobile phones and other small precision DC motors. We acquired Nidec Motor in September 2010, and we acquired Nidec Seimitsu in July 2011. We recognized Nidec Motor’s sales of ¥17,621 million for the three months ended December 31, 2010, and ¥52,244 million for the nine months ended December 31, 2011. We recognized Nidec Seimitsu's sales of ¥8,584 million for the six months ended December 31, 2011.

Excluding the impact of Nidec Motor and Nidec Seimitsu, our net sales decreased ¥38,500 million, or 7.7%, from ¥497,353 million for the nine months ended December 31, 2010 to ¥458,853 million for the nine months ended December 31, 2011. This decrease was mainly due to a decrease in sales of products in the "small precision motors" and "electronic and optical components" categories. The decreases in sales of small precision motors and electronic and optical components were primarily due to the appreciation of the Japanese yen against the U.S. dollar and the disruptions to our manufacturing facilities and customer supply chains caused by the flooding in Thailand.

In addition, particularly in the three months ended June 30, 2011, we were also adversely impacted by customer supply chain disruptions caused by the earthquake, the tsunami and the nuclear power plants accidents in northeastern Japan in March 2011.

(Small precision motors)

Net sales of small precision motors decreased ¥18,090 million, or 7.2%, from ¥249,613 million for the nine months ended December 31, 2010 to ¥231,523 million for the nine months ended December 31, 2011. Net sales of each product group included in “small precision motors” were as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors decreased ¥21,779 million, or 14.2%, from ¥153,213 million for the nine months ended December 31, 2010 to ¥131,434 million for the nine months ended December 31, 2011. This decrease was mainly due to the disruptions to our manufacturing facilities and customer supply chains for hard disk drives caused by the flooding in Thailand. The number of units sold and sales of small precision motors for hard disk drives decreased approximately 5% and 14%, respectively, for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010. The average unit price of spindle motors decreased approximately 1% on a U.S. dollar basis and 10% on a Japanese yen basis for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010, reflecting the 9% appreciation of the Japanese yen against the U.S. dollar. The number of units sold of spindle motors for 2.5-inch hard disk drives increased approximately 1% for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010, while the number of units sold of spindle motors for 3.5-inch hard disk drives decreased approximately 11% for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010. Sales of spindle motors for 2.5-inch and 3.5-inch hard disk drives decreased approximately 11% and 17%, respectively, for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010.

Net sales of hard disk drives spindle motors accounted for 29.8% of total net sales for the nine months ended December 31, 2010 and 25.3% of total net sales for the nine months ended December 31, 2011.

Other small precision brushless DC motors

Net sales of other small precision brushless DC motors decreased ¥308 million, or 0.5%, from ¥56,345 million for the nine months ended December 31, 2010 to ¥56,037 million for the nine months ended December 31, 2011. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors decreased approximately 11% for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010. Net sales of other small precision brushless DC motors were adversely affected by the 9% appreciation of the Japanese yen against the U.S. dollar and a 4% decrease in average unit price on a U.S. dollar basis resulting from changes in the product mix of our small precision DC motors for optical disk drives, although the number of units sold of other small precision brushless DC motors increased approximately 1% for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010.

Net sales of other small precision brushless DC motors accounted for 10.9% of total net sales for the nine months ended December 31, 2010 and 10.8% of total net sales for the nine months ended December 31, 2011.

Brushless DC fans

Net sales of brushless DC fans decreased ¥2,539 million, or 9.8%, from ¥26,033 million for the nine months ended December 31, 2010 to ¥23,494 million for the nine months ended December 31, 2011. With respect to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans decreased approximately 8% for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010. The main reason for the 8% decrease in sales was a 9% strengthening of the Japanese yen against the US Dollar and a 2% decrease in the number of units sold, despite an increase in average unit price of approximately 3% on a U.S. dollar basis.

Net sales of brushless DC fans accounted for 5.1% of total net sales for the nine months ended December 31, 2010 and 4.5% of total net sales for the nine months ended December 31, 2011.

Other small precision motors

Net sales of other small precision motors increased ¥6,536 million, or 46.6%, from ¥14,022 million for the nine months ended December 31, 2010 to ¥20,558 million for the nine months ended December 31, 2011. This increase was primarily due to the contribution of Nidec Seimitsu, which we acquired in July 2011. Excluding the impact of Nidec Seimitsu, net sales of other small precision motors decreased ¥2,048 million, or 14.6%, from ¥14,022 million for the nine months ended December 31, 2010 to ¥11,974 million for the nine months ended December 31, 2011.

Net sales of other small precision motors accounted for 2.7% of total net sales for the nine months ended December 31, 2010 and 4.0% of total net sales for the nine months ended December 31, 2011.

(General motors)

Net sales of general motors increased ¥42,935 million, or 47.1%, from ¥91,168 million for the nine months ended December 31, 2010 to ¥134,103 million for the nine months ended December 31, 2011. This increase was primarily due to the contribution of Nidec Motor to net sales of general motors for home appliances and industrial use, partially offset by a ¥702 million, or 2.2%, decrease in sales of the Nidec Techno Motor group. Excluding the impact of Nidec Motor, net sales of general motors increased ¥8,313 million, or 11.3%, from ¥73,547 million for the nine months ended December 31, 2010 to ¥81,860 million for the nine months ended December 31, 2011. This increase was primarily due to increased sales of general motors for automobiles. Excluding the impact of Nidec Motor, sales of general motors for home appliances and industrial use decreased ¥210 million, or 0.5%, for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010. Sales of general motors for automobiles increased ¥8,523 million, or 28.0%, for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010, mainly due to an approximately 75% increase in sales of general motors for electric power steering by Nidec Corporation and its direct-line subsidiaries.

Net sales of general motors accounted for 17.7% of our total net sales for the nine months ended December 31, 2010 and 25.8% of total net sales for the nine months ended December 31, 2011.

(Machinery)

Net sales of machinery decreased ¥7,907 million, or 13.6%, from ¥58,046 million for the nine months ended December 31, 2010 to ¥50,139 million for the nine months ended December 31, 2011. The decrease was mainly due to a decrease in sales of such products as LCD panel handling robots at the Nidec Sankyo group of ¥4,386 million, or 17.4%, a decrease in sales of such product as electronic circuit testing systems for digital equipment at the Nidec-Read group of ¥2,467 million, or 25.5%, a decrease in sales at the Nidec-Kyori group of ¥921 million, or 14.9%, and a decrease in sales at the Nidec Tosok group of ¥553 million or 19.1%, for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010. The decrease in net sales of machinery was partially offset by a ¥617 million, or 16.4%, increase in sales of such product as peripheral equipment for chip mounters at the Nidec Copal group.

Net sales of machinery accounted for 11.3% of our total net sales for the nine months ended December 31, 2010 and 9.6% of total net sales for the nine months ended December 31, 2011.

(Electronic and optical components)

Net sales of electronic and optical components decreased ¥14,550 million, or 16.2%, from ¥90,098 million for the nine months ended December 31, 2010 to ¥75,548 million for the nine months ended December 31, 2011. The decrease was mainly due to a decrease in sales of such products as shutters and unit components at the Nidec Copal group of ¥9,101 million, or 21.3%, primarily as a result of the disruptions to our manufacturing facilities and customer supply chains caused by the flooding in Thailand, a decrease in sales of such products as control device units for home appliances at the Nidec Sankyo group of ¥5,074 million, or 20.3%, mainly because of the disruptions to the customer supply chains caused by the flooding in Thailand, and a decrease in sales of electronic components, including circuit components and sensors, at the Nidec Copal Electronics group of ¥375 million, or 1.7%, for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010.

Net sales of electronic and optical components accounted for 17.5% of our total net sales for the nine months ended December 31, 2010 and 14.5% of total net sales for the nine months ended December 31, 2011.

(Others)

Net sales of other products increased ¥2,318 million, or 8.9%, from ¥26,049 million for the nine months ended December 31, 2010 to ¥28,367 million for the nine months ended December 31, 2011. This increase was primarily due to an increase in sales of automotive parts at the Nidec Tosok group of ¥2,819 million, or 14.5%, for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010, resulting from increasing demand for such parts in China and Europe, with improving orders for such parts from customers who were affected by the customer supply chain disruptions caused by the earthquake in northern Japan in March 2011. The increase in net sales of other products were partially offset by a decrease in sales of pivot assemblies for hard disk drives of ¥1,140 million, or 66.5%, for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010.

Net sales of other products accounted for 5.0% of total net sales for the nine months ended December 31, 2010 and 5.5% of total net sales for the nine months ended December 31, 2011.

Cost of Products Sold

Pursuant to ASC 805 "Business Combinations", consolidated statements of income for the nine months ended December 31, 2010 have been adjusted retrospectively, to reflect a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of Nidec Motor Corporation completed in the three months ended March 31, 2011. Depreciation and amortization expense of the assets measured at fair value as of the acquisition date was recorded retrospectively as part of cost of products sold and selling, general and administrative expenses in our consolidated statements of income to enable comparisons between the relevant amounts for the nine months ended December 31, 2010 and 2011. The relevant tax expense was also recorded retroactively.

Our cost of products sold increased ¥21,348 million, or 5.6%, from ¥380,373 million for the nine months ended December 31, 2010 to ¥401,721 million for the nine months ended December 31, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, our cost of products sold decreased ¥14,721 million, or 4.0%, from ¥364,824 million for the nine months ended December 31, 2010 to ¥350,103 million for the nine months ended December 31, 2011. This decrease was mainly due to the overall decrease in sales, which was partially offset by higher raw material costs and labor costs.

As a percentage of net sales, our cost of products sold increased from 73.9% for the nine months ended December 31, 2010 to 77.3% for the nine months ended December 31, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, as a percentage of net sales, cost of products sold increased from 73.4% for the nine months ended December 31, 2010 to 76.3% for the nine months ended December 31, 2011. The increase in the percentages was mainly due to a rise in raw material costs, higher labor costs, an increase in units of products sold with lower margins in proportion to the total units of products sold, a decrease in unit prices, and an increase in excess fixed costs resulting from lower demand for some products.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥1,966 million, or 4.8%, from ¥40,786 million for the nine months ended December 31, 2010 to ¥42,752 million for the nine months ended December 31, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, our selling, general and administrative expenses decreased ¥1,643 million, or 4.2%, from ¥39,320 million for the nine months ended December 31, 2010 to ¥37,677 million for the nine months ended December 31, 2011. This decrease was mainly due to the impact of insurance recoveries in excess of the loss recognized for the water damage to property, plant and equipment, and inventories caused by the flooding in Thailand described above.

The flooding in Thailand that occurred in October 2011 caused water damage to buildings, machinery, and other property, plant and equipment as well as inventories at some of group companies. For the nine months ended December 31, 2011, we recognized a loss of ¥17,735 million ($228,132 thousand), including ¥14,034 million ($180,525 thousand) for property, plant and equipment and ¥3,701 million ($47,607 thousand) for inventory associated with water damage.

We have insurance policies which cover certain damage directly caused by the flooding in Thailand. The insurance policies cover the damage associated with fixed assets and inventories. Due to our recording insurance recoveries, the net impact of the losses associated with the water damage to fixed assets and inventories on our results of operations for the nine months ended December 31, 2011 were not significant.

For more information, see Note 11 to our unaudited consolidated interim financial statements included elsewhere in this report.

As a percentage of net sales, our selling, general and administrative expenses increased from 7.9% for the nine months ended December 31, 2010 to 8.3% for the nine months ended December 31, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, as a percentage of net sales, our selling, general and administrative expenses increased from 7.9% for the nine months ended December 31, 2010 to 8.2% for the nine months ended December 31, 2011.

Research and Development Expenses

Our research and development expenses increased ¥2,267 million, or 11.2%, from ¥20,249 million for the nine months ended December 31, 2010 to ¥22,516 million for the nine months ended December 31, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, our research and development expenses increased ¥1,314 million, or 6.7%, from ¥19,583 million for the nine months ended December 31, 2010 to ¥20,897 million for the nine months ended December 31, 2011. This increase was mainly due to our increased investments in research and development activities relating to the “small precision motors” and “general motors” product categories.

As a percentage of net sales, our research and development expenses increased from 3.9% for the nine months ended December 31, 2010 to 4.3% for the nine months ended December 31, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, as a percentage of net sales, our research and development expenses increased from 3.9% for the nine months ended December 31, 2010 to 4.6% for the nine months ended December 31, 2011.

Operating Income

As a result of the foregoing, our operating income decreased ¥20,875 million, or 28.4%, from ¥73,566 million for the nine months ended December 31, 2010 to ¥52,691 million for the nine months ended December 31, 2011.

As a percentage of net sales, our operating income decreased from 14.3% for the nine months ended December 31, 2010 to 10.1% for the nine months ended December 31, 2011.

Other Income (Expense)

Our other expenses decreased ¥6,609 million, or 54.0%, from ¥12,246 million for the nine months ended December 31, 2010 to ¥5,637 million for the nine months ended December 31, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, our other expenses decreased ¥6,766 million, or 55.2%, from ¥12,253 million for the nine months ended December 31, 2010 to ¥5,487 million for the nine months ended December 31, 2011. This decrease was mainly due to a decrease in foreign exchange loss.

Our foreign exchange loss decreased ¥7,231 million, or 63.0%, from ¥11,480 million for the nine months ended December 31, 2010 to ¥4,249 million for the nine months ended December 31, 2011. Excluding the impact of Nidec Motor and Nidec Seimitsu, our foreign exchange loss decreased ¥7,377 million, or 64.3%, from ¥11,471 million for the nine months ended December 31, 2010 to ¥4,094 million for the nine months ended December 31, 2011. This decrease was mainly due to a decrease in foreign currency denominated assets and a decrease in fluctuations in the exchange rate between the U.S. dollar and the Japanese yen for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010.

The Japanese yen to U.S. dollar exchange rates were ¥93.04 to the U.S. dollar as of March 31, 2010 and ¥81.49 to the U.S. dollar as of December 31, 2010. The Japanese yen appreciated against the U.S. dollar to ¥83.15 to the U.S. dollar as of March 31, 2011 and ¥77.74 to the U.S. dollar as of December 31, 2011.

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes decreased ¥14,266 million, or 23.3%, from ¥61,320 million for the nine months ended December 31, 2010 to ¥47,054 million for the nine months ended December 31, 2011.

As a percentage of net sales, our income from continuing operations before income taxes decreased from 11.9% for the nine months ended December 31, 2010 to 9.1% for the nine months ended December 31, 2011.

Income Taxes

Our income taxes decreased ¥2,578 million, or 17.1%, from ¥15,094 million for the nine months ended December 31, 2010 to ¥12,516 million for the nine months ended December 31, 2011. This was primarily due to the decrease in income from continuing operations before income taxes, which was partially offset by higher estimated effective income tax rate.

The estimated effective income tax rate for the nine months ended December 31, 2011 was 26.6%, 2.0 percentage points higher compared with the effective income tax rate for nine months ended December 31, 2010. The main reasons for the increase were the net impact of an increase in valuation allowance, and a decrease in deferred tax assets reflecting the new Japanese tax laws.

On November 30, 2011, the Japanese National Diet approved various changes to the calculation of the statutory local income tax for companies, effective April 2012. As a result, the normal statutory corporate income tax rate in Japan will be decreased from approximately 41.0% to approximately 38.0% from April 2012, and to approximately 36.0% from April 2015. The statutory tax rate for using calculation of deferred tax assets and deferred tax liabilities, of which temporary difference will be realized after April 1, 2012, was changed from approximately 41.0% to approximately 38.0% or approximately 36.0%.

For more information, see Note 10 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income of Affiliated Companies

We had equity in net income of affiliated companies of ¥5 million for the nine months ended December 31, 2010 and ¥7 million for the nine months ended December 31, 2011.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations decreased ¥11,686 million, or 25.3%, from ¥46,231 million for the nine months ended December 31, 2010 to ¥34,545 million for the nine months ended December 31, 2011.

Loss on Discontinued Operations

We recorded ¥585 million of loss on discontinued operations for the nine months ended December 31, 2010, while we had no such loss for the nine months ended December 31, 2011.

Consolidated Net Income

As a result of the foregoing, our consolidated net income decreased ¥11,101 million, or 24.3%, from ¥45,646 million for the nine months ended December 31, 2010 to ¥34,545 million for the nine months ended December 31, 2011.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥2,282 million, or 44.1%, from ¥5,173 million for the nine months ended December 31, 2010 to ¥2,891 million for the nine months ended December 31, 2011. This decrease was primarily due to decreases in net income of group companies in which we own less than 100%, including Nidec Sankyo Corporation and Nidec Copal Corporation and their respective subsidiaries, and due to Nidec Corporation increasing its interest in Nidec Servo Corporation from 64% to 100% on October 1, 2010.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation decreased ¥8,819 million, or 21.8%, from ¥40,473 million for the nine months ended December 31, 2010 to ¥31,654 million for the nine months ended December 31, 2011.

As a percentage of net sales, our net income attributable to Nidec Corporation decreased from 7.9% for the nine months ended December 31, 2010 to 6.1% for the nine months ended December 31, 2011.

Segment Information

Based on the applicable criteria set forth in ASC 280, "Segment Reporting", we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC280, see Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

We have changed segment reporting to align it with the changes in our management decision-making process for the nine months ended December 31, 2011. Since September 2011, Nidec Component Technology Group previously included in the All Others segment has been included in the Nidec Electronics (Thailand) segment as we aim to enhance their hard disk drive motors businesses mainly in Thailand. Additionally, the Nidec Sole Motor group is no longer included in the Nidec Techno Motor segment but has been included in the Nidec Motor segment since April 2011. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the nine months ended December 31, 2010 and 2011.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans, but excludes its general motors business for automobiles.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors, fans, and pivot assemblies.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motor segment comprises Nidec Motor Holdings Corporation, a subsidiary in Japan, and other subsidiaries in North America, Latin America, Asia and Europe, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We evaluate performance based on segmental income and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the nine months ended December 31, 2010 and 2011. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the nine months ended December 31, 2010 and 2011:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2010	2011	2011
Nidec Corporation
Net sales to external customers	¥54,494	¥41,165	$529,522
Net sales to other operating segments	58,238	63,488	816,671
Sub total	112,732	104,653	1,346,193
Nidec Electronics (Thailand)
Net sales to external customers	67,236	48,131	619,128
Net sales to other operating segments	34,232	26,069	335,336
Sub total	101,468	74,200	954,464
Nidec (Zhejiang)
Net sales to external customers	19,099	20,219	260,085
Net sales to other operating segments	5,451	2,411	31,014
Sub total	24,550	22,630	291,099
Nidec (Dalian)
Net sales to external customers	2,985	3,321	42,719
Net sales to other operating segments	16,163	12,241	157,461
Sub total	19,148	15,562	200,180
Nidec Singapore
Net sales to external customers	16,288	20,182	259,609
Net sales to other operating segments	355	566	7,281
Sub total	16,643	20,748	266,890
Nidec (H.K.)
Net sales to external customers	43,661	38,313	492,835
Net sales to other operating segments	1,209	753	9,686
Sub total	44,870	39,066	502,521
Nidec Philippines
Net sales to external customers	5,919	10,319	132,737
Net sales to other operating segments	22,681	16,832	216,517
Sub total	28,600	27,151	349,254
Nidec Sankyo
Net sales to external customers	70,221	64,049	823,887
Net sales to other operating segments	412	321	4,129
Sub total	70,633	64,370	828,016
Nidec Copal
Net sales to external customers	50,044	40,987	527,232
Net sales to other operating segments	2,088	1,748	22,485
Sub total	52,132	42,735	549,717
Nidec Tosok
Net sales to external customers	22,344	24,601	316,452
Net sales to other operating segments	147	118	1,518
Sub total	22,491	24,719	317,970
Nidec Copal Electronics
Net sales to external customers	23,123	22,252	286,236
Net sales to other operating segments	22	15	193
Sub total	23,145	22,267	286,429
Nidec Techno Motor
Net sales to external customers	31,328	30,671	394,533
Net sales to other operating segments	661	715	9,197
Sub total	31,989	31,386	403,730
Nidec Motor
Net sales to external customers	29,006	64,271	826,743
Net sales to other operating segments	-	14	180
Sub total	29,006	64,285	826,923
Nidec Motors & Actuators
Net sales to external customers	27,138	32,549	418,691
Net sales to other operating segments	4,803	8,004	102,958
Sub total	31,941	40,553	521,649
All Others
Net sales to external customers	51,519	57,989	745,935
Net sales to other operating segments	43,163	39,382	506,586
Sub total	94,682	97,371	1,252,521
Total
Net sales to external customers	514,405	519,019	6,676,344
Net sales to other operating segments	189,625	172,677	2,221,212
Adjustments (*)	569	661	8,503
Intersegment elimination	(189,625)	(172,677)	(2,221,212)
Consolidated total (net sales)	¥514,974	¥519,680	$6,684,847

(*) See Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2010	2011	2011
Operating income or loss:
Nidec Corporation	¥6,288	¥2,204	$28,351
Nidec Electronics (Thailand)	16,917	12,302	158,245
Nidec (Zhejiang)	2,099	707	9,094
Nidec (Dalian)	2,060	317	4,078
Nidec Singapore	178	321	4,129
Nidec (H.K.)	520	259	3,332
Nidec Philippines	4,724	5,058	65,063
Nidec Sankyo	9,072	5,165	66,439
Nidec Copal	7,411	3,419	43,980
Nidec Tosok	3,122	2,478	31,875
Nidec Copal Electronics	3,764	3,386	43,556
Nidec Techno Motor	3,019	2,438	31,361
Nidec Motor	103	1,860	23,926
Nidec Motors & Actuators	666	1,716	22,074
All Others	12,295	8,012	103,062
Total	72,238	49,642	638,565
Adjustments (*)	1,328	3,049	39,220
Consolidated total	¥73,566	¥ 52,691	$677,785

(*) See Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of Nidec Corporation decreased ¥8,079 million, or 7.2%, from ¥112,732 million for the nine months ended December 31, 2010 to ¥104,653 million for the nine months ended December 31, 2011. This decrease was primarily due to the disruptions to our manufacturing facilities and customer supply chains for hard disc drives caused by the flooding in Thailand and the appreciation of the Japanese yen against the U.S dollar, despite an increase in demand for general motors for electric power steering. Net sales to external customers decreased ¥13,329 million, or 24.5%, from ¥54,494million for the nine months ended December 31, 2010 to ¥41,165 million for the nine months ended December 31, 2011. Net sales to other operating segments of Nidec Corporation increased ¥5,250 million, or 9.0%, from ¥58,238 million for the nine months ended December 31, 2010 to ¥63,488 million for the nine months ended December 31, 2011. In the nine months ended December 31, 2011, we implemented a strategic decision to distribute some of Nidec Corporation’s products, such as hard disk drives spindle motor, to customers indirectly through Nidec Singapore, resulting in a decrease in Nidec Corporation’s net sales to external customers and an increase in Nidec Corporation’s net sales to other operating segments. Operating income of Nidec Corporation decreased ¥4,084 million, or 65.0%, from ¥6,288 million for the nine months ended December 31, 2010 to ¥2,204 million for the nine months ended December 31, 2011. This decrease was primarily due to a decrease in royalty and commission fees from subsidiaries and the negative impact of the appreciation of the Japanese yen against the U.S. dollar, in addition to the decrease in sales.

Net sales of Nidec Electronics (Thailand) decreased ¥27,268 million, or 26.9%, from ¥101,468million for the nine months ended December 31, 2010 to ¥74,200 million for the nine months ended December 31, 2011. This decrease was primarily due to the disruptions to our manufacturing facilities and customer supply chains for hard disc drives caused by the flooding in Thailand .Operating income of Nidec Electronics (Thailand) decreased ¥4,615 million, or 27.3%, from ¥16,917 million for the nine months ended December 31, 2010 to ¥12,302 million for the nine months ended December 31, 2011. This decrease was primarily due to the decrease in sales.

Net sales of Nidec (Zhejiang) decreased ¥1,920 million, or 7.8%, from ¥24,550 million for the nine months ended December 31, 2010 to ¥22,630 million for the nine months ended December 31, 2011. This decrease was primarily due to the appreciation of the Japanese yen against the U.S. dollar, despite an increase in sales of small precision motors on a U.S. dollar basis. Operating income of Nidec (Zhejiang) decreased ¥1,392 million, or 66.3%, from ¥2,099 million for the nine months ended December 31, 2010 to ¥707 million for the nine months ended December 31, 2011. This decrease was primarily due to increases in wages and raw material costs in addition to the appreciation of the Japanese yen against the U.S. dollar.

Net sales of Nidec (Dalian) decreased ¥3,586 million, or 18.7%, from ¥19,148 million for the nine months ended December 31, 2010 to ¥15,562 million for the nine months ended December 31, 2011. This decrease was primarily due to a decrease in demand for DC motors in addition to the appreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec (Dalian) decreased ¥1,743million, or 84.7%, from ¥2,060 million for the nine months ended December 31, 2010 to ¥317 million for the nine months ended December 31, 2011. This decrease was primarily due to an increase in raw material costs and labor costs in addition to lower sales.

Net sales of Nidec Singapore increased ¥4,105 million, or 24.7%, from ¥16,643 million for the nine months ended December 31, 2010 to ¥20,748 million for the nine months ended December 31, 2011. This increase was primarily due to the implementation of our strategic decision to distribute some of Nidec Corporation’s products to customers indirectly through Nidec Singapore. Operating income of Nidec Singapore increased ¥143 million, or 80.3%, from ¥178 million for the nine months ended December 31, 2010 to ¥321 million for the nine months ended December 31, 2011. This increase was primarily due to the increase in sales.

Net sales of Nidec (H.K.) decreased ¥5,804 million, or 12.9%, from ¥44,870 million for the nine months ended December 31, 2010 to ¥39,066 million for the nine months ended December 31, 2011. This decrease was due primarily to the disruptions to our manufacturing facilities and customer supply chains caused by the flooding in Thailand in addition to the appreciation of the Japanese yen against the Hong Kong dollar. Operating income of Nidec (H.K.) decreased ¥261 million, or 50.2%, from ¥520 million for the nine months ended December 31, 2010 to ¥259 million for the nine months ended December 31, 2011. This decrease was primarily due to an increase in expenses relating to the establishment of additional sales branches for business expansion in China.

Net sales of Nidec Philippines decreased ¥1,449 million, or 5.1%, from ¥28,600 million for the nine months ended December 31, 2010 to ¥27,151 million for the nine months ended December 31, 2011. This decrease was primarily due to the appreciation of the Japanese yen against the U.S. dollar, despite an increase in sales on a U.S. dollar basis. However, operating income of Nidec Philippines increased ¥334 million, or 7.1%, from ¥4,724 million for the nine months ended December 31, 2010 to ¥5,058 million for the nine months ended December 31, 2011. This increase was primarily due to an increase in sales of products with higher margins.

Net sales of Nidec Sankyo decreased ¥6,263 million, or 8.9%, from ¥70,633 million for the nine months ended December 31, 2010 to ¥64,370 million for the nine months ended December 31, 2011. This decrease was primarily due to the postponement of a customer’s planned project requiring capital expenditure on LCD panel handling robots and a decrease in orders from customers adversely affected by the customer supply chain disruptions caused by the flooding in Thailand. Operating income of Nidec Sankyo decreased ¥3,907 million, or 43.1%, from ¥9,072 million for the nine months ended December 31, 2010 to ¥5,165 million for the nine months ended December 31, 2011. This decrease was primarily due to higher material costs and overseas production costs, in addition to the decrease in sales.

Net sales of Nidec Copal decreased ¥9,397 million, or 18.0%, from ¥52,132 million for the nine months ended December 31, 2010 to ¥42,735 million for the nine months ended December 31, 2011. This decrease was primarily due to the disruptions to our manufacturing facilities and customer supply chains for optical components such as shutters for digital camera caused by the flooding in Thailand. Operating income of Nidec Copal decreased ¥3,992 million, or 53.9%, from ¥7,411 million for the nine months ended December 31, 2010 to ¥3,419 million for the nine months ended December 31, 2011. This decrease was primarily due to the decrease in sales.

Net sales of Nidec Tosok increased ¥2,228 million, or 9.9%, from ¥22,491 million for the nine months ended December 31, 2010 to ¥24,719 million for the nine months ended December 31, 2011. This increase was primarily due to an increase in sales of automotive parts resulting from stronger demand for such parts in China and Europe, despite the customer supply chain disruptions caused by the earthquake in northern Japan in March 2011. However, operating income of Nidec Tosok decreased ¥644 million, or 20.6%, from ¥3,122 million for the nine months ended December 31, 2010 to ¥2,478 million for the nine months ended December 31, 2011. This decrease was primarily due to excess fixed costs resulting from a temporary decrease in demand due to the disruptions in customer supply chains caused by the earthquake in northern Japan mainly in the quarter ended June 30, 2011.

Net sales of Nidec Copal Electronics decreased ¥878 million, or 3.8%, from ¥23,145 million for the nine months ended December 31, 2010 to ¥22,267 million for the nine months ended December 31, 2011. This decrease was primarily due to the customer supply chain disruptions caused by the earthquake in northern Japan in March 2011 and the appreciation of the Japanese yen against the U.S. dollar and the euro. Operating income of Nidec Copal Electronics decreased ¥378 million, or 10.0%, from ¥3,764 million for the nine months ended December 31, 2010 to ¥3,386 million for the nine months ended December 31, 2011. This decrease was primarily due to currency rate fluctuations.

Net sales of Nidec Techno Motor decreased ¥603 million, or 1.9%, from ¥31,989 million for the nine months ended December 31, 2010 to ¥31,386 million for the nine months ended December 31, 2011. This decrease was primarily due to the effects of inventory adjustments in the European and Asian markets and the disruptions to our manufacturing facilities and customer supply chains caused by the flooding in Thailand. Operating income of Nidec Techno Motor decreased ¥581 million, or 19.2%, from ¥3,019 million for the nine months ended December 31, 2010 to ¥2,438 million for the nine months ended December 31, 2011. This decrease was primarily due to the decrease in sales.

Net sales of Nidec Motor increased ¥35,279 million from ¥29,006 million for the nine months ended December 31, 2010 to ¥64,285 million for the nine months ended December 31, 2011. This increase was primarily due to the contribution of the Nidec Motor Corporation and other subsidiaries, which were newly consolidated in the three months ended December 31, 2010. Operating income of Nidec Motor increased ¥1,757 million from ¥103 million for the nine months ended December 31, 2010 to ¥1,860 million for the nine months ended December 31, 2011. This increase was primarily due to the positive impact of the newly consolidated Nidec Motor Corporation and other subsidiaries.

Net sales of Nidec Motors & Actuators increased ¥8,612 million, or 27.0%, from ¥31,941 million for the nine months ended December 31, 2010 to ¥40,553 million for the nine months ended December 31, 2011. This increase was primarily due to an increase in demand for automotive motors in Europe. Operating income of Nidec Motors & Actuators increased ¥1,050 million, or 157.7%, from ¥666 million for the nine months ended December 31, 2010 to ¥1,716 million for the nine months ended December 31, 2011. This increase was primarily due to improved operation efficiency, in addition to the increase in sales.

With respect to the All Others segment, net sales increased ¥2,689 million, or 2.8%, from ¥94,682 million for the nine months ended December 31, 2010 to ¥97,371 million for the nine months ended December 31, 2011. This increase was primarily due to the contribution of ¥8,584 million of sales at Nidec Seimitsu and its subsidiaries which were newly consolidated for the three months ended September 30, 2011, partially offset by a decrease in sales of machinery and small precision motors. Operating income of this segment decreased ¥4,283 million, or 34.8%, from ¥12,295 million for the nine months ended December 31, 2010 to ¥8,012 million for the nine months ended December 31, 2011. This decrease was primarily due to higher material costs and wages.

Liquidity and Capital Resources

As part of our efforts to enhance liquidity, we continued to focus particularly on efficient use of capital and better management of foreign exchange risk during the nine months ended December 31, 2011. For example, in an effort to efficiently use capital, we continued to strive to make effective use of our cash management system, which is shared among our domestic subsidiaries. In addition, we sought to make effective use of surplus funds held by domestic subsidiaries. We also expanded our risk mitigation initiatives, including centralized management of foreign exchange risks and management of the risks associated with exchange rate fluctuations between multiple local currencies. Surplus U.S. dollars owned by our subsidiaries in China were converted into and held in Chinese yuan time deposits in preparation for a possible Chinese currency revaluation. As of December 31, 2011, our cash and cash equivalents of Chinese yuan were approximately RMB 1,000 million. In November 2011, we established Nidec Management Shanghai Corporation in China as a subsidiary to supervise and coordinate surplus cash management of the Nidec group companies in China to achieve higher capital efficiency. This new subsidiary commenced operations in January 2012 and is newly consolidated in the quarter ending March 31, 2012.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) mergers and acquisitions, (4) investments in subsidiaries, (5) purchases of raw materials, (6) employees’ salaries, wages and other payroll costs, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of our own shares.

We currently have a share repurchase program pursuant to which we are authorized to repurchase the lesser of an aggregate of 3,000,000 shares and an aggregate of ¥25.0 billion between February 7, 2012 and February 6, 2013. Our previous share repurchase program expired on February 6, 2012, pursuant to which we repurchased an aggregate of 2,316,700 shares for approximately ¥15.0 billion between February 7, 2011 and February 6, 2012.

We are currently assessing the expenses and costs that would be required to revamp the operations of the affected manufacturing facilities back to pre-flooding levels, disperse our manufacturing operations, or diversify procurement sources, in response to the disruptions to our manufacturing facilities and customer supply chains caused by the flooding in Thailand. Although we did not purchase any new property, plant and equipment in response to the flooding in Thailand in the nine months ended December 31, 2011, depending on changes in customer demand and the competitive environment, and our strategic reaction to such changes, our need for capital may significantly increase.

In July 2011, we acquired Nidec Seimitsu. We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

Our short-term borrowings, primarily consisting of bank loans, were ¥84,490 million as of December 31, 2011, an increase of ¥32,472 million from ¥52,018 million as of March 31, 2011. In October 2011, we established a domestic commercial paper program allowing issuance of up to ¥100,000 million. As of December 31, 2011, we had ¥22,000 million of commercial paper issued under the program and outstanding in the Japanese commercial paper market, which was recorded in short-term borrowings in our unaudited consolidated interim balance sheet as of the same date.

Our long-term debt was ¥101,245 million as of December 31, 2011, a decrease of ¥574 million from ¥101,819 million as of March 31, 2011.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Under this subsidiary funding policy, we seek to lower the financing costs, maintain sufficient lines of credit, and ensure agile funding for our group companies.

We also consider extending our funding options to direct financing in order to enhance our financial agility in mergers and acquisitions, research and development activities and facility investments.

We believe the foregoing funding sources, together with our cash flow from operations, will sufficiently meet our capital requirements for the next 12 months.

Assets, liabilities and Nidec Corporation shareholders’ equity

Our total assets increased ¥1,434 million, or 0.2%, from ¥748,205 million as of March 31, 2011 to ¥749,639 million as of December 31, 2011. Excluding the impact of the newly consolidated companies, including Nidec Seimitsu and certain other subsidiaries, total assets decreased ¥10,541 million from ¥748,205 million as of March 31, 2011 to ¥739,098 million as of December 31, 2011. The increase of ¥1,434 million was primarily due to an increase in cash and cash equivalents of ¥11,285 million as described under “Cash Flows” below, and an increase in other current assets of ¥18,388 million, which included accrued insurance receivable relating to insurance payments for the water damage to fixed assets and inventories caused by the flooding in Thailand. However, property, plant and equipment decreased ¥22,685 million as a result of the damage caused by the flooding in Thailand and the Japanese yen appreciating against other currencies.

Our total liabilities increased ¥15,074 million, or 4.5%, from ¥337,699 million as of March 31, 2011 to ¥352,773 million as of December 31, 2011. Excluding the impact of the newly consolidated companies, including Nidec Seimitsu and certain other subsidiaries, total liabilities increased ¥10,890 million from ¥337,699 million as of March 31, 2011 to ¥363,663 million as of December 31, 2011. The increase of ¥15,074 million was mainly due to an increase in short-term borrowings of ¥32,472 million, mostly Japanese yen-denominated, including the commercial paper described above, as part of our asset liability management, although trade notes and accounts payable decreased ¥13,728 million as a result of a decrease in our procurement of raw materials, which was adversely affected by the flooding in Thailand and the Japanese yen appreciating against other currencies.

Our working capital, defined as current assets less current liabilities, increased ¥10,632 million, or 6.4%, from ¥166,262 million as of March 31, 2011 to ¥176,894 million as of December 31, 2011.

Our total Nidec Corporation shareholders’ equity decreased ¥12,554 million, or 3.5%, from ¥355,250 million as of March 31, 2011 to ¥342,696 million as of December 31, 2011. This decrease was primarily due to an increase in negative foreign currency translation adjustments of ¥20,048 million as a result of the Japanese yen appreciating against other currencies and an increase in treasury stock, at cost of ¥10,155 million, which was offset in part by an increase in retained earnings of ¥19,255 million. As a result, the ratio of Nidec Corporation shareholders’ equity to total assets decreased 1.8 percentage points from 47.5% as of March 31, 2011 to 45.7% as of December 31, 2011.

Cash Flows

Net cash provided by operating activities decreased ¥13,977 million from ¥56,126 million for the nine months ended December 31, 2010 to ¥42,149 million for the nine months ended December 31, 2011. The decrease in net cash provided by operating activities was primarily due to the decrease in consolidated net income of ¥11,101 million.

For the nine months ended December 31, 2011, we had ¥42,149 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥34,545 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥14,642 million, which consisted of an increase in operating assets of ¥2,995 million and a decrease in notes and accounts payable of ¥11,647 million. The decrease in notes and accounts payable of ¥11,647 million was primarily due to a decrease in procurement of raw materials due to the flooding in Thailand.

For the nine months ended December 31, 2010, we had ¥56,126 million of net cash inflows from operating activities primarily due to consolidated net income of ¥45,646 million. On the other hand, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥17,926 million, which consisted of an increase in operating assets of ¥20,790 million and an increase in notes and accounts payable of ¥2,864 million. The increase in operating assets of ¥20,790 million was primarily due to increases in sales and lower demand for our products from some of our customers, which resulted in higher inventory levels.

Net cash used in investing activities decreased ¥69,895 million from ¥94,195 million for the nine months ended December 31, 2010 to ¥24,300 million for the nine months ended December 31, 2011. The decrease in net cash used in investing activities was mainly due to a decrease in acquisitions of business, net of cash acquired, of ¥54,542 million and a decrease in additions to property, plant and equipment of ¥14,241 million.

For the nine months ended December 31, 2011, we had ¥24,300 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥27,282 million partially offset by ¥7,209 million of insurance proceeds related to property, plant and equipment damaged in the flooding in Thailand.

For the nine months ended December 31, 2010, we had ¥94,195 million of net cash outflows relating to investing activities mainly due to acquisitions of business, net of cash acquired, of ¥52,040 million, including our acquisition of Nidec Motor in September 2010, and additions to property, plant and equipment of ¥41,523 million.

Net cash provided by financing activities decreased ¥14,337 million from ¥14,350 million for the nine months ended December 31, 2010 to ¥13 million for the nine months ended December 31, 2011. We had a net increase in short-term borrowings of ¥25,419 million for the nine months ended December 31, 2011 compared to a net decrease in short-term borrowings of ¥58,917 million for the nine months ended December 31, 2010. However, we had no cash inflow from proceeds from issuance of corporate bonds for the nine months ended December 31, 2011, compared to ¥100,500 million of cash inflow from the proceeds from the issuance of convertible bonds due 2015 for the nine months ended December 31, 2010.

For the nine months ended December 31, 2011, we had ¥13 million of net cash inflows in financing activities mainly due to an increase in short-term borrowings of ¥25,419 million, although we had cash outflows due primarily to dividends paid to shareholders of Nidec Corporation of ¥12,399 million and purchases of treasury stock of ¥10,155 million.

For the nine months ended December 31, 2010, we had ¥14,350 million of net cash inflows from financing activities mainly due to the proceeds from the issuance of corporate bonds of ¥100,500 million. Our cash outflows for the nine months ended December 31, 2010 primarily resulted from a decrease in short-term borrowings of ¥58,917 million, and dividends paid to shareholders of Nidec Corporation of ¥11,143 million.

As a result of the foregoing factors and the effect of exchange rate changes on cash and cash equivalents, our total outstanding balance of cash and cash equivalents increased ¥11,285 million from ¥94,321 million as of March 31, 2011 to ¥105,606 million as of December 31, 2011. We hold our cash and cash equivalents primarily in U.S. dollars, Thai bahts, Japanese yen, Chinese yuan, and euros.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	March 31, 2011	December 31, 2011	December 31, 2011
Current assets:
Cash and cash equivalents	¥94,321	¥105,606	$1,358,451
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥496 million on March 31, 2011 and ¥421 million ($5,415 thousand) on December 31, 2011
Notes	11,486	12,305	158,284
Accounts	154,091	150,299	1,933,355
Inventories:
Finished goods	39,477	37,158	477,978
Raw materials	23,303	25,966	334,011
Work in progress	23,405	22,848	293,903
Project in progress	1,108	881	11,333
Supplies and other	3,084	3,722	47,877
Other current assets	22,822	41,210	530,100
Total current assets	373,097	399,995	5,145,292

Marketable securities and other securities investments	15,338	12,961	166,722
Investments in and advances to affiliated companies	588	584	7,512
	15,926	13,545	174,234
Property, plant and equipment:
Land	41,763	41,444	533,110
Buildings	135,794	130,454	1,678,081
Machinery and equipment	291,664	273,116	3,513,198
Construction in progress	15,434	14,883	191,446
	484,655	459,897	5,915,835
Less - Accumulated depreciation	(250,246)	(248,173)	(3,192,346)
	234,409	211,724	2,723,489
Goodwill	82,107	81,196	1,044,456
Other non-current assets, net of allowance for doubtful accounts of ¥517 million on March 31, 2011 and ¥498 million ($6,406 thousand) on December 31, 2011	42,666	43,179	555,428
Total assets	¥748,205	¥749,639	$9,642,899

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	March 31, 2011	December 31, 2011	December 31, 2011
Current liabilities:
Short-term borrowings	¥52,018	¥84,490	$1,086,828
Current portion of long-term debt	1,124	757	9,738
Trade notes and accounts payable	112,759	99,031	1,273,874
Accrued expenses	22,039	19,186	246,797
Other current liabilities	18,895	19,637	252,598
Total current liabilities	206,835	223,101	2,869,835

Long-term liabilities:
Long-term debt	101,819	101,245	1,302,354
Accrued pension and severance costs	12,824	11,416	146,848
Other long-term liabilities	16,221	17,011	218,820
Total long-term liabilities	130,864	129,672	1,668,022

Commitments and contingencies (Note 12)
Equity:
Common stock authorized: 480,000,000 shares issued and outstanding: 145,075,080 shares on March 31, 2011 and 145,075,080 shares on December 31, 2011	66,551	66,551	856,072
Additional paid-in capital	66,960	66,803	859,313
Retained earnings	298,445	317,700	4,086,699
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(45,162)	(65,210)	(838,821)
Unrealized gains (losses) from securities, net of reclassification adjustments	1,066	(138)	(1,775)
Unrealized gains (losses) from derivative instruments qualifying for cash flow hedges	219	(625)	(8,040)
Pension liability adjustments	(544)	55	707

Treasury stock, at cost: 6,593,647 shares on March 31, 2011 and 8,240,452 shares on December 31, 2011	(32,285)	(42,440)	(545,922)
Total Nidec Corporation shareholders’ equity	355,250	342,696	4,408,233
Noncontrolling interests	55,256	54,170	696,809
Total equity	410,506	396,866	5,105,042
Total liabilities and equity	¥748,205	¥749,639	$9,642,899

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2010	2011	2011

Net sales	¥514,974	¥519,680	$6,684,847
Operating expenses:
Cost of products sold	380,373	401,721	5,167,494
Selling, general and administrative expenses	40,786	42,752	549,936
Research and development expenses	20,249	22,516	289,632
	441,408	466,989	6,007,062
Operating income	73,566	52,691	677,785
Other income (expense):
Interest and dividend income	741	1,064	13,687
Interest expense	(321)	(185)	(2,380)
Foreign exchange loss, net	(11,480)	(4,249)	(54,657)
Loss on marketable securities, net	(235)	(142)	(1,827)
Other, net	(951)	(2,125)	(27,334)
	(12,246)	(5,637)	(72,511)
Income from continuing operations before income taxes	61,320	47,054	605,274
Income taxes	(15,094)	(12,516)	(160,998)
Equity in net income of affiliated companies	5	7	90
Income from continuing operations	46,231	34,545	444,366
Loss on discontinued operations	(585)	-	-
Consolidated net income	45,646	34,545	444,366
Less: Net income attributable to noncontrolling interests	(5,173)	(2,891)	(37,188)
Net income attributable to Nidec Corporation	¥40,473	¥31,654	$407,178

	Yen		U.S. dollars
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥293.13	¥229.86	$2.96
Loss on discontinued operations attributable to Nidec Corporation	(2.67)	-	-
Net income attributable to Nidec Corporation	290.46	229.86	2.96
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	285.86	¥214.87	$2.76
Loss on discontinued operations attributable to Nidec Corporation	(2.61)	-	-
Net income attributable to Nidec Corporation	283.25	214.87	2.76
Cash dividends paid	¥80.00	¥90.00	$1.16

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2010	2011	2011

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥40,845	¥31,654	$407,178
Loss on discontinued operations attributable to Nidec Corporation	(372)	-	-
Net income attributable to Nidec Corporation	¥40,473	¥31,654	$407,178

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2010	2011	2011

Net sales	¥178,659	¥157,982	$2,032,184
Operating expenses:
Cost of products sold	135,800	124,340	1,599,434
Selling, general and administrative expenses	13,859	12,942	166,478
Research and development expenses	7,269	7,553	97,157
	156,928	144,835	1,863,069
Operating income	21,731	13,147	169,115
Other income (expense):
Interest and dividend income	272	400	5,145
Interest expense	(103)	(64)	(823)
Foreign exchange (loss) gain, net	(1,813)	901	11,590
Loss on marketable securities, net	(29)	(0)	(0)
Other, net	(347)	(553)	(7,113)
	(2,020)	684	8,799
Income from continuing operations before income taxes	19,711	13,831	177,914
Income taxes	(4,619)	(4,243)	(54,579)
Equity in net income of affiliated companies	1	3	38
Income from continuing operations	15,093	9,591	123,373
Loss on discontinued operations	(213)	-	-
Consolidated net income	14,880	9,591	123,373
Less: Net income attributable to noncontrolling interests	(1,421)	(466)	(5,994)
Net income attributable to Nidec Corporation	¥13,459	¥9,125	$117,379

	Yen		U.S. dollars
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥97.55	¥66.68	$0.86
Loss on discontinued operations attributable to Nidec Corporation	(1.03)	-	-
Net income attributable to Nidec Corporation	96.52	66.68	0.86
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	91.29	¥62.30	$0.80
Loss on discontinued operations attributable to Nidec Corporation	(0.97)	-	-
Net income attributable to Nidec Corporation	90.32	62.30	0.80
Cash dividends paid	¥40.00	¥45.00	$0.58

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2010	2011	2011

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥13,603	¥9,125	$117,379
Loss on discontinued operations attributable to Nidec Corporation	(144)	-	-
Net income attributable to Nidec Corporation	¥13,459	¥9,125	$117,379

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2010	2011	2011
Cash flows from operating activities:
Consolidated net income	¥45,646	¥34,545	$444,366
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,659	26,278	338,024
Loss on marketable securities, net	235	142	1,827
Loss on sales, disposal or impairment of property, plant and equipment	282	14,914	191,845
Loss recovery and gain on property, plant and equipment damaged in flood	-	(16,394)	(210,882)
Equity in net income of affiliated companies	(6)	(7)	(90)
Foreign currency adjustments	6,677	2,689	34,590
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(5,724)	(858)	(11,037)
Increase in inventories	(15,066)	(2,137)	(27,489)
Increase (decrease) in notes and accounts payable	2,864	(11,647)	(149,820)
Other	(4,441)	(5,376)	(69,155)
Net cash provided by operating activities	56,126	42,149	542,179

Cash flows from investing activities:
Additions to property, plant and equipment	(41,523)	(27,282)	(350,939)
Proceeds from sales of property, plant and equipment	260	1,507	19,385
Insurance proceeds related to property, plant and equipment damaged in flood	-	7,209	92,732
Purchases of marketable securities	(9)	(210)	(2,701)
Proceeds from sales of marketable securities	68	314	4,039
Acquisitions of business, net of cash acquired	(52,040)	2,502	32,184
Other	(951)	(8,340)	(107,280)
Net cash used in investing activities	(94,195)	(24,300)	(312,580)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(58,917)	25,419	326,975
Repayments of long-term debt	(1,250)	(1,022)	(13,146)
Proceeds from issuance of corporate bonds	100,500	-	-
Purchases of treasury stock	(6,387)	(10,155)	(130,628)
Payments for additional investments in subsidiaries	(7,114)	(454)	(5,840)
Dividends paid to shareholders of Nidec Corporation	(11,143)	(12,399)	(159,493)
Dividends paid to noncontrolling interests	(1,655)	(1,444)	(18,575)
Other	316	68	874
Net cash provided by financing activities	14,350	13	167

Effect of exchange rate changes on cash and cash equivalents	(10,604)	(6,577)	(84,603)
Net (decrease) increase in cash and cash equivalents	(34,323)	11,285	145,163
Cash and cash equivalents at beginning of period	123,309	94,321	1,213,288
Cash and cash equivalents at end of period	¥88,986	¥105,606	$1,358,451

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the nine months ended December 31, 2011 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2011, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2011, included on Form 20-F.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥77.74 = US$1, the approximate current exchange rate at December 31, 2011.

Certain reclassifications and retrospective adjustment in consolidated statements of income for the nine and three months ended December 31, 2010 and consolidated statements of cash flows for the nine months ended December 31, 2010 have been made to conform to the presentation used for the nine months ended December 31, 2011.

As of March 31, 2011, NIDEC discontinued its specialty lens unit business. The results of the specialty lens unit business were previously recorded in the Nidec Copal reporting segment. The operating results of the discontinued businesses and exit costs with related taxes were recorded as "loss on discontinued operations" in the consolidated statement of income in accordance with ASC 205-20, "Presentation of Financial Statements- Discontinued Operations".

Pursuant to ASC 805 "Business Combinations", consolidated statements of income for the nine and three months ended December 31, 2010 and consolidated statements of cash flows for the nine months ended December 31, 2010 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of Nidec Motor Corporation completed in the three months ended March 31, 2011.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2011, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles - Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2011, NIDEC adopted FASB ASC 805 “Business Combinations” updated by ASU No.2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations.” ASU 2010-29 requires a public entity that enters into business combination to disclose pro forma revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU2010-29 is a provision for disclosure. The adoption of ASU2010-29 did not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In May 2011, the FASB issued ASU No.2011-04, “Fair Value Measurement: (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 amends current U.S. GAAP to create more commonality with IFRS by changing some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective during interim and annual periods beginning after December 15, 2011. Early adoption is prohibited. The adoption of ASU 2011-04 is not expected to have a material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the consolidated statement of changes in equity and requires an entity to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. Additionally, in December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” which indefinitely defers the requirement in ASU 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. These standards are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Early adoption is permitted. These standards are provisions for disclosure. The adoption of these standards will not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” ASU 2011-08 allows an entity the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. NIDEC is currently evaluating the potential impact from adopting ASU 2011-08 on its consolidated financial position, results of operations and liquidity.

3. Acquisitions

On September 30, 2010, NIDEC acquired all of the assets, the liabilities and the voting rights of Emerson Electric Co.’s motors and controls (“EMC”) business which consists of industrial, air conditioning and home appliance motor business for cash of ¥57,442 million in order to address the needs of rapidly globalizing customers by securing a strong presence in North America to complement existing operations in Asia and Europe. NIDEC also aims to complement and expand its product lineup and accelerate operational growth by effectively blending NIDEC’s industry-leading brushless motor technologies with the EMC business.

On July 1, 2011, NIDEC acquired all of the voting rights of Sanyo Seimitsu Co., Ltd. which consists of small precision motor product category, particularly vibration motors for mobile phones of Sanyo Electric Co., Ltd., in order to further develop and expand our small precision motor product category by effectively using the operational resources of, and efficiently developing new products and expanding sales opportunities for small precision motor product category. Sanyo Seimitsu Co., Ltd. was subsequently renamed Nidec Seimitsu Corporation. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

4. Goodwill

The changes in the carrying amount of goodwill for the nine months ended December 31, 2011 are as follows:

	Yen in millions	U.S dollars in thousands
Balance as of April 1, 2011
Goodwill	¥82,694	$1,063,725
Accumulated impairment losses	(587)	(7,551)
	82,107	1,056,174

Acquisition	644	8,284
Translation adjustments and Others	(1,555)	(20,002)

Balance as of December 31, 2011
Goodwill	81,783	1,052,007
Accumulated impairment losses	(587)	(7,551)
	¥81,196	$1,044,456

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,768	¥6,207	¥352	¥14,623

Held-to-maturity
Japanese government debt securities	200	3	-	203
	¥8,968	¥6,210	¥352	¥14,826

Securities not practicable to fair value
Equity securities	¥515

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	December 31, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,588	¥4,051	¥595	¥12,044

Held-to-maturity
Japanese government debt securities	401	1	-	402
	¥8,989	¥4,052	¥595	¥12,446

Securities not practicable to fair value
Equity securities	¥516

	U.S. dollars in thousands
	December 31, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	$110,471	$52,110	$7,654	$154,927

Held-to-maturity
Japanese government debt securities	5,158	13	-	5,171
	$115,629	$52,123	$7,654	$160,098

Securities not practicable to fair value
Equity securities	$6,637

The net unrealized gain from available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥1,204 million ($15,488 thousand) during the nine months ended December 31, 2011, and decreased by ¥681 million during the year ended March 31, 2011.

There were no material proceeds, gain or loss from sales of available-for-sale securities to be disclosed during the nine months ended December 31, 2011.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized currently as a realized loss.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2011
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized Loss

Equity securities	¥1,643	¥282	¥241	¥70

	Yen in millions
	December 31, 2011
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized Loss

Equity securities	¥1,777	¥556	¥179	¥39

	U.S. dollars in thousands
	December 31, 2011
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized Loss

Equity securities	$22,858	$7,152	$2,303	$502

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a fair value is not significantly less than the original cost, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of December 31, 2011, NIDEC determined that the decline in value for equity securities with unrealized losses shown in the above table is temporary in nature.

As of December 31, 2011 and March 31, 2011, held-to-maturity securities of ¥401 million ($5,158 thousand) and ¥200 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

6. Equity:

A summary of the changes in equity in the consolidated balance sheet for the nine months ended December 31, 2010 and 2011 was as follows:

	Yen in millions
	Nidec Corporation Total	Noncontrolling interests	Total equity
For the nine months ended December 31, 2010:
Balance at March 31, 2010	¥340,309	¥61,222	¥401,531
Comprehensive income:
Net income	40,473	5,173	45,646
Other comprehensive income (loss):
Foreign currency translation adjustments	(21,456)	(882)	(22,338)
Unrealized losses on securities, net of reclassification adjustment	(536)	(118)	(654)
Unrealized gains from derivative instruments qualifying for cash flow hedges	193	-	193
Pension liability adjustments	534	6	540
Total comprehensive income	19,208	4,179	23,387
Purchase of treasury stock	(6,387)	-	(6,387)
Change in ownership of Nidec Servo in connection with share exchange transaction	4,188	(3,725)	463
Dividends paid to shareholders of Nidec Corporation	(11,143)	-	(11,143)
Dividends paid to noncontrolling interests	-	(1,655)	(1,655)
Capital transaction with consolidated subsidiaries and other	(3,033)	(4,482)	(7,515)
Balance at December 31, 2010	¥343,142	¥55,539	¥398,681

For the nine months ended December 31, 2011:
Balance at March 31, 2011	¥355,250	¥55,256	¥410,506
Comprehensive income (loss):
Net income	31,654	2,891	34,545
Other comprehensive income (loss):
Foreign currency translation adjustments	(20,048)	(784)	(20,832)
Unrealized losses on securities, net of reclassification adjustment	(1,204)	(171)	(1,375)
Unrealized losses on derivative instruments qualifying for cash flow hedges	(844)	-	(844)
Pension liability adjustments	599	199	798
Total comprehensive income	10,157	2,135	12,292
Purchase of treasury stock	(10,155)	-	(10,155)
Dividends paid to shareholders of Nidec Corporation	(12,399)	-	(12,399)
Dividends paid to noncontrolling interests	-	(1,444)	(1,444)
Capital transaction with consolidated subsidiaries and other	(157)	(1,777)	(1,934)
Balance at December 31, 2011	¥342,696	¥54,170	¥396,866

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	U.S. dollars in thousands
	Nidec Corporation total	Noncontrolling interests	Total equity
For the nine months ended December 31, 2011:
Balance at March 31, 2011	$4,569,721	$710,779	$5,280,500
Comprehensive income (loss):
Net income	407,178	37,188	444,366
Other comprehensive income (loss):
Foreign currency translation adjustments	(257,885)	(10,085)	(267,970)
Unrealized losses on securities, net of reclassification adjustment	(15,488)	(2,200)	(17,688)
Unrealized losses on derivative instruments qualifying for cash flow hedges	(10,857)	-	(10,857)
Pension liability adjustments	7,705	2,560	10,265
Total comprehensive income	130,653	27,463	158,116
Purchase of treasury stock	(130,628)	-	(130,628)
Dividends paid to shareholders of Nidec Corporation	(159,493)	-	(159,493)
Dividends paid to noncontrolling interests	-	(18,575)	(18,575)
Capital transaction with consolidated subsidiaries and other	(2,020)	(22,858)	(24,878)
Balance at December 31, 2011	$4,408,233	$696,809	$5,105,042

7. Long term debts:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	Yen in millions	Yen in millions	U.S. dollars in thousands
	March 31, 2011	December 31, 2011	December 31, 2011
Principal amount	¥100,000	¥100,000	$1,286,339
Unamortized premium	447	372	4,785
Total	¥100,447	¥100,372	$1,291,124

The yen denominated zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of face value on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share is ¥10,626 ($137) and the number of convertible shares is 9,410,878 as of December 31, 2011.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

8. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the nine months ended December 31, 2010 and 2011 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2010	2011	2011
Net periodic pension cost for defined benefit plans:
Service cost	¥876	¥947	$12,181
Interest cost	333	340	4,374
Expected return on plan assets	(140)	(242)	(3,113)
Amortization of net actuarial loss	86	88	1,132
Amortization of prior service credit	(102)	(128)	(1,647)
(Gains) losses from curtailments and settlements	(186)	295	3,795
Net periodic pension cost for defined benefit plans	867	1,300	16,722
Cost for multiemployer pension plans	156	207	2,663
Cost for defined contribution plans	¥633	¥1,180	$15,179

The amounts of net periodic benefit cost in pension and severance plans for the three months ended December 31, 2010 and 2011 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2010	2011	2011
Net periodic pension cost for defined benefit plans:
Service cost	¥292	¥348	$4,476
Interest cost	116	108	1,389
Expected return on plan assets	(46)	(79)	(1,016)
Amortization of net actuarial loss	31	29	373
Amortization of prior service credit	(34)	(42)	(540)
Losses on curtailments and settlements	-	163	2,097
Net periodic pension cost for defined benefit plans	359	527	6,779
Cost for multiemployer pension plans	51	102	1,312
Cost for defined contribution plans	¥367	¥400	$5,145

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Earnings per share:

The tables below set forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the nine and three months ended December 31, 2010 and 2011:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the nine months ended December 31, 2010:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥40,845	139,340	¥293.13
Loss on discontinued operations attributable to Nidec Corporation	(372)	139,340	(2.67)
Net income attributable to Nidec Corporation	¥40,473	139,340	¥290.46
Effect of dilutive securities: Zero coupon convertible bonds	(16)	3,491
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	40,829	142,831	285.86
Loss on discontinued operations attributable to Nidec Corporation	(372)	142,831	(2.61)
Net income attributable to Nidec Corporation	¥40,457	142,831	¥283.25
For the nine months ended December 31, 2011:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥31,654	137,709	¥229.86	$2.96
Effect of dilutive securities: Zero coupon convertible bonds	(42)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥31,612	147,120	¥214.87	$2.76

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended December 31, 2010:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥13,603	139,438	¥97.55
Loss on discontinued operations attributable to Nidec Corporation	(144)	139,438	(1.03)
Net income attributable to Nidec Corporation	¥13,459	139,438	¥96.52
Effect of dilutive securities: Zero coupon convertible bonds	(15)	9,411
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	13,588	148,849	91.29
Loss on discontinued operations attributable to Nidec Corporation	(144)	148,849	(0.97)
Net income attributable to Nidec Corporation	¥13,444	148,849	¥90.32
For the three months ended December 31, 2011:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥9,125	136,835	¥66.68	$0.86
Effect of dilutive securities: Zero coupon convertible bonds	(14)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥9,111	146,246	¥62.30	$0.80

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

10. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the nine months ended December 31, 2010 and 2011. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Nine months ended December 31
	2010	2011
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(19.1)	(19.3)
Tax (benefit) on undistributed earnings	(1.3)	(1.1)
Valuation allowance	0.4	1.6
Liabilities for unrecognized tax benefits	4.4	4.4
Changes in Japanese income tax rates	-	1.1
Other	(0.8)	(1.1)
Estimated effective income tax rate	24.6%	26.6%

The estimated effective income tax rate for the nine months ended December 31, 2011 was 26.6%, 2.0 percentage points higher compared with the effective income tax rate for nine months ended December 31, 2010. The main reasons for the increase were the net impact of an increase in valuation allowance, and an increase in changes in Japanese income tax rates.

On November 30, 2011, the Japanese National Diet approved various changes to the calculation of the statutory local income tax for companies, effective April 2012. As a result, the normal statutory corporate income tax rate in Japan will be decreased from approximately 41.0% to approximately 38.0% from April 2012, and to approximately 36.0% from April 2015. The statutory tax rate for using calculation of deferred tax assets and deferred tax liabilities, of which temporary difference will be realized after April 1, 2012, was changed from approximately 41.0% to approximately 38.0% or approximately 36.0%.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

11. Flooding in Thailand:

The flooding in Thailand that occurred in October 2011 caused water damage to buildings, machinery, and other property, plant and equipment as well as inventories at some of NIDEC’s subsidiaries. For the nine months ended December 31, 2011, NIDEC has recognized a loss of ¥17,735 million ($228,132 thousand), which comprises ¥14,034 million ($180,525 thousand) for property, plant and equipment and ¥3,701 million ($47,607 thousand) for inventory associated with water damage.

NIDEC has insurance policies which cover certain damage directly caused by the flooding in Thailand for NIDEC. The insurance policies cover the damage associated with fixed assets and inventories. NIDEC has recognized insurance recoveries that exceed the loss of ¥17,735 million for the nine months ended December 31, 2011.

The amount of loss on property, plant and equipment and inventory did not have a material impact on NIDEC’s consolidated financial results of operations.

12. Contingencies:

NIDEC has guaranteed approximately ¥99 million ($1,273 thousand) of bank loans for employees in connection with their housing costs at December 31, 2011. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥99 million ($1,273 thousand). The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

13. Derivatives:

NIDEC manages the exposures to fluctuations in interest rate, foreign exchange rate, and commodity prices movements through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate currency swap and commodities agreements. NIDEC does not hold derivative financial instruments for trading purposes. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit ratings of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts and commodities agreements designated as cash flow hedges to protect against a portion of foreign exchange rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of the derivatives from time to time. The changes in the fair value of these contracts are recorded in ‘Other income (expense)’.

The Contractual Amounts Outstanding of Derivative Instruments

Derivatives designated as hedging instruments are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2011	December 31, 2011	December 31, 2011
Foreign exchange forward contracts	¥2,930	¥8,885	$114,291
Commodity futures	¥1,964	¥3,089	$39,735

Derivatives not designated as hedging instruments are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2011	December 31, 2011	December 31, 2011
Interest rate currency swap agreements	¥24	¥-	$-

Fair Values of Derivative Instruments

Derivatives designated as cash flow hedge are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions		U.S. dollars in thousands
		March 31, 2011	December 31, 2011	December 31, 2011
Foreign exchange forward contracts	Other current assets	¥477	¥-	$-
Commodity futures	Other current assets	¥179	¥-	$-

		Liability Derivatives
	Balance sheet location	Yen in millions		U.S. dollars in thousands
		March 31, 2011	December 31, 2011	December 31, 2011
Foreign exchange forward contracts	Other current liabilities	¥-	¥569	$7,319
Commodity futures	Other current liabilities	¥-	¥382	$4,914

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Derivatives not designated as hedging instruments are as follows:

		Liability Derivatives
	Balance sheet location	Yen in millions		U.S. dollars in thousands
		March 31, 2011	December 31, 2011	December 31, 2011
Interest rate currency swap agreements	Other current liabilities	¥2	¥-	$-

The Effect of Derivative Instruments on the Consolidated Statements of Income for the nine months ended December 31, 2010 and 2011

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2010	2011	2011
Foreign exchange forward contracts	¥83	¥(540)	$(6,946)
Commodity futures	110	(304)	(3,910)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions		U.S. dollars in thousands
		For the nine months ended December 31
		2010	2011	2011
Foreign exchange forward contracts	Cost of sales	¥13	¥23	$296
Commodity futures	Cost of sales	10	(136)	(1,749)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the nine months ended December 31, 2011.

A net loss of ¥523 million ($6,728 thousand) in accumulated other comprehensive income at December 31, 2011 is expected to be reclassified into earnings within the next 12 months.

As of December 31, 2011, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 24 months.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions		U.S. dollars in thousands
		For the nine months ended December 31
		2010	2011	2011
Foreign exchange forward contracts	Other, net	¥3	¥-	$-
Interest rate currency swap agreements	Other, net	2	2	26

The Effect of Derivative Instruments on the Consolidated Statements of Income for the three months ended December 31, 2010 and 2011

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2010	2011	2011
Foreign exchange forward contracts	¥83	¥69	$888
Commodity futures	110	218	2,804

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions		U.S. dollars in thousands
		For the three months ended December 31
		2010	2011	2011
Foreign exchange forward contracts	Cost of sales	¥13	¥(72)	$(926)
Commodity futures	Cost of sales	10	(133)	(1,711)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended December 31, 2011.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions		U.S. dollars in thousands
		For the three months ended December 31
		2010	2011	2011
Foreign exchange forward contracts	Other, net	¥1	¥-	$-
Interest rate currency swap agreements	Other, net	3	-	-

14. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2011	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,623	¥14,623	-	-
Derivatives	¥654	¥179	¥475	-
Total assets:	¥15,277	¥14,802	¥475	-

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	December 31, 2011	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥12,044	¥12,044	-	-
Liabilities:
Derivatives	¥951	¥382	¥569	-

	U.S. dollars in thousands
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	December 31, 2011	Level 1	Level 2	Level 3
Assets:
Marketable securities	$154,927	$154,927	-	-
Liabilities:
Derivatives	$12,233	$4,914	$7,319	-

Level 1 marketable equity securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2011
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥94,321	¥94,321
Short-term investments	2,745	2,745
Short-term loan receivable	141	141
Long-term loan receivable	241	243
Short-term borrowings	(52,018)	(52,018)
Long-term debt including the current portion and excluding capital lease obligation	¥(100,751)	¥(104,891)

	Yen in millions		U.S. dollars in thousands
	December 31, 2011		December 31, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥105,606	¥105,606	$1,358,451	$1,358,451
Short-term investments	7,086	7,086	91,150	91,150
Short-term loan receivable	123	123	1,582	1,582
Long-term loan receivable	99	100	1,273	1,286
Short-term borrowings	(62,490)	(62,490)	(803,833)	(803,833)
Commercial papers	(22,000)	(22,000)	(282,995)	(282,995)
Long-term debt including the current portion and excluding capital lease obligation	¥(100,610)	¥(101,196)	$(1,294,186)	$(1,301,724)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments (time deposits), short-term loans receivable, short-term borrowings and commercial papers: In the normal course of business, substantially all cash and cash equivalents, time deposits, short-term loans receivable, short-term borrowings and commercial papers are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: The fair value of long-term loans was estimated by discounting expected future cash flows.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Long-term debt: The fair value of bonds issued by NIDEC was estimated based on their market price which was influenced by, and corresponded to stock price. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

15. Segment data:

In accordance with ASC 205-20, “Presentation of Financial Statements-Discontinued Operations” and ASC805 “Business Combinations”, previous fiscal year’s segment information has been reclassified and retrospectively adjusted.

(1) Enterprise-wide information

The following table provides product information for the nine months ended December 31, 2010 and 2011:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2010	2011	2011
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥153,213	¥131,434	$1,690,687
Other small precision brushless DC motors	56,345	56,037	720,826
Brushless DC fans	26,033	23,494	302,213
Other small precision motors	14,022	20,558	264,445
Sub-total	249,613	231,523	2,978,171
General motors	91,168	134,103	1,725,019
Machinery	58,046	50,139	644,958
Electronic and optical components	90,098	75,548	971,803
Others	26,049	28,367	364,896
Consolidated total	¥514,974	¥519,680	$6,684,847

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following table provides product information for the three months ended December 31, 2010 and 2011:

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2010	2011	2011
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥48,834	¥38,169	$490,983
Other small precision brushless DC motors	16,354	18,124	233,136
Brushless DC fans	8,707	7,377	94,893
Other small precision motors	4,536	8,606	110,702
Sub-total	78,431	72,276	929,714
General motors	43,063	41,203	530,010
Machinery	20,025	13,523	173,952
Electronic and optical components	28,053	20,591	264,870
Others	9,087	10,389	133,638
Consolidated total	¥178,659	¥157,982	$2,032,184

(2) Operating segment information

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

NIDEC has changed segment reporting to align with changes in its management decision-making process for the nine months ended December 31, 2011. Since September 2011, Nidec Component Technology Group previously included in the All Others segment has been included in the Nidec Electronics (Thailand) segment, as we aimed to enhance their hard disk drive motors businesses mainly in Thailand. Additionally, the Nidec Sole Motor group is no longer included in the Nidec Techno Motor segment but has been included in the Nidec Motor segment since April, 2011.

All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the nine months ended December 31, 2010 and 2011.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its general motors business for automobiles.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors, fans, and pivot assemblies.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sells hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produces and sells hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Techno Motor segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motor segment comprises Nidec Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

NIDEC evaluates performance based on segmental income and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following tables show net sales to external customers and other financial information by operating segment for the nine and three months ended December 31, 2010 and 2011, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2010	2011	2011
Net sales to external customers:
Nidec Corporation	¥54,494	¥41,165	$529,522
Nidec Electronics (Thailand)	67,236	48,131	619,128
Nidec (Zhejiang)	19,099	20,219	260,085
Nidec (Dalian)	2,985	3,321	42,719
Nidec Singapore	16,288	20,182	259,609
Nidec (H.K.)	43,661	38,313	492,835
Nidec Philippines	5,919	10,319	132,737
Nidec Sankyo	70,221	64,049	823,887
Nidec Copal	50,044	40,987	527,232
Nidec Tosok	22,344	24,601	316,452
Nidec Copal Electronics	23,123	22,252	286,236
Nidec Techno Motor	31,328	30,671	394,533
Nidec Motor	29,006	64,271	826,743
Nidec Motors & Actuators	27,138	32,549	418,691
All Others	51,519	57,989	745,935
Total	514,405	519,019	6,676,344
Adjustments*1	569	661	8,503
Consolidated total	¥514,974	¥519,680	$6,684,847

*1 US GAAP adjustments primarily relate to the difference between recognition of revenue at the time of shipment and at the time of customer receipt.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2010	2011	2011
Net sales to external customers:
Nidec Corporation	¥17,603	¥7,493	$96,385
Nidec Electronics (Thailand)	21,142	8,265	106,316
Nidec (Zhejiang)	6,368	7,398	95,163
Nidec (Dalian)	830	1,120	14,407
Nidec Singapore	4,240	13,031	167,623
Nidec (H.K.)	13,954	12,228	157,294
Nidec Philippines	1,877	4,288	55,158
Nidec Sankyo	22,333	18,877	242,822
Nidec Copal	16,021	10,163	130,731
Nidec Tosok	7,815	9,236	118,806
Nidec Copal Electronics	7,343	7,174	92,282
Nidec Techno Motor	10,615	8,287	106,599
Nidec Motor	21,475	18,825	242,153
Nidec Motors & Actuators	9,606	11,411	146,784
All Others	17,704	20,060	258,040
Total	178,926	157,856	2,030,563
Adjustments*1	(267)	126	1,621
Consolidated total	¥178,659	¥157,982	$2,032,184

*1 US GAAP adjustments primarily relate to the differences between recognition of revenue at the time of shipment and at the time of customer receipt.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2010	2011	2011
Net sales to other operating segments:
Nidec Corporation	¥58,238	¥63,488	$816,671
Nidec Electronics (Thailand)	34,232	26,069	335,336
Nidec (Zhejiang)	5,451	2,411	31,014
Nidec (Dalian)	16,163	12,241	157,461
Nidec Singapore	355	566	7,281
Nidec (H.K.)	1,209	753	9,686
Nidec Philippines	22,681	16,832	216,517
Nidec Sankyo	412	321	4,129
Nidec Copal	2,088	1,748	22,485
Nidec Tosok	147	118	1,518
Nidec Copal Electronics	22	15	193
Nidec Techno Motor	661	715	9,197
Nidec Motor	-	14	180
Nidec Motors & Actuators	4,803	8,004	102,958
All Others	43,163	39,382	506,586
Total	189,625	172,677	2,221,212
Intersegment elimination	¥(189,625)	¥(172,677)	$(2,221,212)
Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2010	2011	2011
Net sales to other operating segments:
Nidec Corporation	¥17,772	¥26,139	$336,236
Nidec Electronics (Thailand)	11,361	5,875	75,572
Nidec (Zhejiang)	1,666	1,046	13,455
Nidec (Dalian)	4,634	3,502	45,048
Nidec Singapore	113	345	4,438
Nidec (H.K.)	274	284	3,653
Nidec Philippines	6,340	6,158	79,213
Nidec Sankyo	118	70	900
Nidec Copal	628	597	7,679
Nidec Tosok	39	54	695
Nidec Copal Electronics	6	6	77
Nidec Techno Motor	220	234	3,010
Nidec Motor	-	14	180
Nidec Motors & Actuators	1,702	3,223	41,459
All Others	12,946	13,547	174,260
Total	57,819	61,094	785,875
Intersegment elimination	¥(57,819)	¥(61,094)	$(785,875)
Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2010	2011	2011
Operating income or loss:
Nidec Corporation	¥6,288	¥2,204	$28,351
Nidec Electronics (Thailand)	16,917	12,302	158,245
Nidec (Zhejiang)	2,099	707	9,094
Nidec (Dalian)	2,060	317	4,078
Nidec Singapore	178	321	4,129
Nidec (H.K.)	520	259	3,332
Nidec Philippines	4,724	5,058	65,063
Nidec Sankyo	9,072	5,165	66,439
Nidec Copal	7,411	3,419	43,980
Nidec Tosok	3,122	2,478	31,875
Nidec Copal Electronics	3,764	3,386	43,556
Nidec Techno Motor	3,019	2,438	31,361
Nidec Motor	103	1,860	23,926
Nidec Motors & Actuators	666	1,716	22,074
All Others	12,295	8,012	103,062
Total	72,238	49,642	638,565
Consolidation adjustments mainly related to elimination of intersegment profits	309	3,067	39,452
Reclassification *1	452	(269)	(3,460)
U.S. GAAP adjustments and Others *2	567	251	3,228
Consolidated total	¥73,566	¥52,691	$677,785

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales (or disposal) of fixed assets.

*2 Others is mainly from the amortization of capitalized assets related to business combinations.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2010	2011	2011
Operating income or loss:
Nidec Corporation	¥1,607	¥(257)	$(3,306)
Nidec Electronics (Thailand)	4,968	2,203	28,338
Nidec (Zhejiang)	596	176	2,264
Nidec (Dalian)	355	(100)	(1,286)
Nidec Singapore	34	235	3,023
Nidec (H.K.)	114	124	1,595
Nidec Philippines	1,264	2,216	28,505
Nidec Sankyo	2,532	689	8,863
Nidec Copal	2,280	705	9,069
Nidec Tosok	1,190	1,164	14,973
Nidec Copal Electronics	1,151	867	11,152
Nidec Techno Motor	987	272	3,499
Nidec Motor	(27)	143	1,839
Nidec Motors & Actuators	182	753	9,686
All Others	4,072	2,689	34,590
Total	21,305	11,879	152,804
Consolidation adjustments mainly related to elimination of intersegment profits	341	1,855	23,862
Reclassification *1	33	(218)	(2,804)
U.S. GAAP adjustments and Others *2	52	(369)	(4,747)
Consolidated total	¥21,731	¥13,147	$169,115

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales (or disposal) of fixed assets.

*2 Others is mainly from the amortization of capitalized assets related to business combinations.

16. Subsequent event:

Own share repurchase-

On February 5, 2012, the Company's Board of Directors resolved to repurchase its own shares, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

This resolution is a part of efforts to ensure agile capital management highly responsive to the changing business environment. The details of the share repurchase are as follows:

1. Class of shares:	Common stock
2. Total number of shares to be repurchased:	Up to 3,000,000 shares (2.07% of total number of shares issued)
3. Total repurchase amount:	Up to 25 billion yen
4. Period of repurchase:	From February 7, 2012 to February 6, 2013